

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2011

Via E-mail
Frank M. Reynolds
Chief Executive Officer
Invivo Therapeutics Holdings Corp.
One Broadway, 14th Floor
Cambridge, MA 02142

      Re: Invivo Therapeutics Holdings Corp.
              Amended Proxy Statement on Schedule 14A
              Filed July 19, 2011
              File No. 000-52089

Dear Mr. Reynolds:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Amanda Ravitz

              Amanda Ravitz
              Assistant Director

cc (via E-mail): Thomas B. Rosedale, Esq.